SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 13, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis launches strategic initiative to improve competitiveness in a dynamically changing healthcare environment

•                           “Forward” to simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way Novartis operates and provide productivity gains

•                           Targeted initiatives to be implemented during 2008 and 2009 with an expected annual pre-tax cost savings goal of USD 1.6 billion in 2010

•                           Approximately 2,500 full-time positions (2.5% of Group total) planned to be reduced worldwide; many reductions to be achieved through normal staff fluctuation, vacancy management and social programs

•                           Restructuring charge of approximately USD 450 million to be taken in 2007 fourth quarter, to support implementation in a socially responsible manner

•                           Actions to help prepare Novartis Pharmaceuticals for a new growth cycle expected to emerge in second half of 2008

Basel, December 13, 2007 – Novartis is launching a new initiative in a dynamically changing healthcare industry environment that will enhance productivity by streamlining the organization and redesigning the way it operates. This will enable Novartis to more rapidly meet the needs of patients and customers by focusing resources on priority activities that include the research and development of new medicines.

This initiative, called “Forward,” is expected to simplify working processes and decision making by eliminating layers, concentrating on core activities and systematically capturing growth opportunities, particularly in emerging markets.

Forward will further enable Novartis to prepare for a new growth cycle in Pharmaceuticals expected to emerge in the second half of 2008. These actions will also generate significant cost savings and realign resources to better address the changing needs of customers.

“Novartis has experienced strong growth over the last decade and strategically focused activities in healthcare, building a portfolio that is focused yet diversified,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “Our portfolio and excellent pipeline of innovative drugs and vaccines provide us with a unique position, both as a platform for growth and to balance risks. We have taken the opportunity given the short-term down-cycle in our pharmaceuticals business to initiate this project. This will simplify our organization and redesign the way we operate. Forward will increase speed and productivity in anticipation of accelerating growth in the second half of 2008.”

Novartis benefits from a positive outlook for its strategic portfolio that includes innovative pharmaceuticals, generics, vaccines and diagnostics, and consumer brands. Key growth drivers include the ongoing launches of new medicines following the industry-leading 14 positive regulatory approvals during 2007 in the United States and Europe as well as strong expansion in other businesses, particularly in Vaccines and Diagnostics and Sandoz, the generics division of Novartis.

At the same time, the increasingly challenging industry conditions – including continuous price pressures on drugs, increasing R&D costs, a risk-averse regulatory environment and more aggressive generic competitors – created an impetus for change that led to Forward.

These targeted initiatives include the following:

•                  Organizational structures will be streamlined in corporate functions as well as in the Pharmaceuticals and Consumer Health Divisions, particularly involving general management and administrative areas.

•                  In the Pharmaceuticals Division, the effectiveness of the worldwide sales forces will be improved with a more geographic-tailored marketing approach. Duplication between global, regional and local activities will be eliminated, while certain non-core support activities will be outsourced.

•                  The Consumer Health Division will remove organizational layers to streamline processes and eliminate duplications, while some product supply chains will be restructured to optimize capacity utilization. In certain business units, regional management structures will be modified in order to better focus resources on global or local activities.

•                  The Novartis Institutes for BioMedical Research will focus on disease areas with significant new opportunities and review its research activities globally to take advantage of synergies among disease areas and locations to increase efficiency.

•                  Initiatives are underway to capture savings from the creation of Group-wide shared functions, including procurement and information technology, that will provide greater economies of scale and leverage opportunities in low-cost countries.

•                  Novartis will form a new cross-divisional operation to accelerate growth in small emerging markets, expanding the presence of all Novartis products in regions that include Northern and Sub-Saharan Africa, Central Asia and parts of Southeast Asia.

Implemented in 2008 and 2009, these initiatives are expected to generate a pre-tax annual cost savings of USD 1.6 billion and maximize resources available to support growth and customer-oriented activities. A pre-tax restructuring charge of approximately USD 450 million will be taken in the fourth quarter of 2007.

Approximately 2,500 full-time positions are expected to be reduced as part of these initiatives from among the nearly 100,000 full-time positions within the Group. Many reductions will be handled though normal fluctuation in staffing levels, which has traditionally averaged about 8% of the Group’s annual workforce, as well as vacancy management and social programs. All reductions will be handled in a socially responsible manner with fair and respectful treatment of associates. Novartis will consult with works councils and comply with local labor laws.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will,” and “expect” or similar expressions, or by express or implied discussions regarding potential new cost savings or growth or potential future sales or earnings of the Novartis Group or any of its divisions; or discussions of strategy and plans and expectations and intentions thereto. Such forward-looking statements reflect the current views of Novartis regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of the projects described will succeed or that the expected cost savings or growth will be achieved. Similarly, there can be no guarantee that the Novartis Group or any of its divisions will achieve any particular level of revenue or earnings. In particular, management’s expectations could be affected by, among other things, sales growth of recently launched products, difficulties or delays in manufacturing products, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; litigation; government, industry and general public pricing pressures, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold Katharina Ambuehl Pierre-Michel Bringer Jason Hannon Thomas Hungerbuehler Richard Jarvis Isabella Zinck	Jill Pozarek Edwin Valeriano	+1 212 830 2445 +1 212 830 2456

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 13, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting